UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PARLUX FRAGRANCES, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

701645103
(CUSIP Number)

March 8, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP No. 701645103	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS MMCAP International Inc. SPC I.R.S. Identification Nos. of above persons (entities only).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,041,309
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,041,309
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,309
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0137%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 701645103	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS MM Asset Management Inc. I.R.S. Identification Nos. of above persons (entities only). N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,041,309
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,041,309
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,309
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0137%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 701645103	13G	Page 4 of 6 Pages

Item 1.

(a) Name of Issuer

Parlux Fragrances, Inc.

(b) Address of Issuer’s Principal Executive Offices

5900 N. Andrews Avenue, Suite 500 Ft. Lauderdale, Florida 33309

Item 2.

(a) Name of Person Filing

i) MMCAP International Inc. SPC

ii) MM Asset Management Inc.

(b) Address of Principal Business Office or, if none, Residence

i) P. O. Box 32021 SMB, Admiral Financial Centre 90 Fort Street Grand Cayman, Cayman Islands KY1-1208 ii) 120 Adelaide Street West, Suite 2601 Toronto, Ontario M5H 1T1

(c) Citizenship or Place of Organization

i) Cayman Islands
ii) Ontario, Canada

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

701645103

Item 3. If the statement is filed pursuant to §§ 240.13d -1(b) or 240.13d -2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP No. 701645103	13G	Page 5 of 6 Pages

[_] If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned: 1,041,309.
(b)	Percent of class: 5.0137% .
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 1,041,309.
	(iii)	Sole power to dispose or to direct the disposition of 0.
	(iv)	Shared power to dispose or to direct the disposition of 1,041,309 .

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [  ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 701645103	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 14, 2012
Date

MMCAP International Inc. SPC

By: /s/ Matthew MacIsaac
Name/Title: Matthew MacIsaac, Director

March 14, 2012
Date

MM Asset Management Inc.

By: /s/ Hillel Meltz
Name/Title: Hillel Meltz, President